Exhibit 12.1

CENTURY COMMUNITIES, INC.

Ratios of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2013 and 2012, and for the nine months ended September 30, 2014 and 2013. For the purpose of determining the ratio of earnings to fixed charges, “earnings” consist of earnings (loss) before income tax expense (benefit) plus fixed charges, and “fixed charges” consist of interest expense, including amortization of deferred financing costs, plus the portion of rental expense representative of the interest factor.

	Year Ended December 31,		Nine Months Ended September 30,
	2013	2012	2014		2013
(Dollars in thousands)
Earnings	$19,679	$8,938		$18,864		$12,043

Fixed charges	$1,183	$1,751		$7,656		$1,032
Earnings to fixed charges	$16.63	$5.11		$2.46		$11.66

Earnings (Loss)
Income before income taxes	$18,073	$7,439		$19,943		$13,338
Add: fixed charges	1,183	1,751		7,656		1,032
Less: capitalized interest	(1,098)	(1,681)		(7,452)		(976)
Add: amortization of previously capitalized interest	1,521	1,429		(1,283)		(1,351)

Total earnings	$19,679	$8,938		$18,864		$12,043

Fixed Charges
Interest expense(1)	$—	$—	$		$
Interest component of rent expense	85	70		204		56
Capitalized interest	1,098	1,681		7,452		976

Total fixed charges	$1,183	$1,751		$7,656		$1,032

(1)	Excludes amounts capitalized, which are reported below.